Filed pursuant to Rule 424(b)(3)

Registration No.: 333-277828

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 28, 2024)

(Proposed Holding Company for East Wisconsin Savings Bank)

Up to 1,006,250 shares of Common Stock

(Subject to increase to up to 1,157,188 shares)

This prospectus supplement supplements the prospectus of EWSB Bancorp, Inc. dated June 28, 2024, and should be read together with the prospectus.

We have increased the number of shares that you may purchase and extended the expiration date of the offering.

EWSB Bancorp, Inc. has increased the maximum purchase limitations in the offering. Under the increased purchase limitations, you may purchase up to the greater of 37,187 shares ($371,870) of common stock or 5% of the shares of common stock issued in the offering (50,312 shares ($503,120) of common stock at the maximum of the offering range) individually or together with any associates or persons who may be acting in concert with you (as defined in the prospectus).

To facilitate the sale of additional shares, we have extended the offering (which was originally set to expire at 3:00 p.m., Central Time, on August 8, 2024) until 3:00 p.m., Central Time, on September 6, 2024, however we reserve the right to select an earlier expiration time and date once we receive valid stock orders for, in the aggregate, at least 743,750 shares of common stock.

We are providing those persons who submitted orders for the previous individual maximum purchase limit of 15,000 shares ($150,000) of common stock, and those persons who, together with associates and persons acting in concert, submitted orders in the subscription offering for the previous in concert maximum purchase limit of 30,000 shares ($300,000) of common stock, and, in our sole discretion, other subscribers, an opportunity to increase their orders. You may increase your order by submitting the enclosed supplemental stock order form, with full payment of immediately available funds, for the additional shares ordered at a purchase price of $10.00 per share. The total amount of stock that you order, including your previous order, must comply with the purchase limitations set forth above.

Completion of the conversion and stock offering remains subject to receipt of final regulatory approvals, approval of the members of Wisconsin Mutual Bancorp, MHC, and the sale of at least 743,750 shares of common stock, which is the minimum of our offering range.

This investment involves a degree of risk, including the possible loss of your investment.

Please read “Risk Factors” beginning on page 15 of the prospectus.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Wisconsin Department of Financial Institutions, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

For assistance, please call the Stock Information Center at (312) 521-1600.

The date of this prospectus supplement is August 14, 2024.